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www.dechert.com
VINCE NGUYEN

vince.nguyen@dechert.com
+1 212 698 3566 Direct
+1 212 698 0617 Fax

June 2, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 318 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Antonio Fraone of Dechert LLP and me in a telephonic discussion on March 30, 2021 with respect to your review of Post-Effective Amendment No. 318 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2021 (the “Amendment”). Post-Effective Amendment No. 318 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs Future Planet Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: Please respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow us sufficient time to review your responses prior to filing your 485(b). Some of our comments may apply to multiple locations in your registration statement. For brevity, we have not repeated our comments. Please consider whether our comments apply to multiple funds or similar disclosure is made elsewhere in your documents and revise accordingly.

Response: We acknowledge the comments and have addressed them accordingly.

2.	Comment: Please provide the completed “Annual Fund Operating Expenses” and “Expense Example” tables for the Staff’s review.

Response: The Fund’s completed “Annual Fund Operating Expenses” and “Expense Example” tables are attached hereto as Exhibit A to this correspondence.

3.

Comment: The “Summary—Principal Investment Strategies” section states that the Fund “invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in equity investments in U.S. and non-U.S. companies.” The Staff believes that the inclusion of the phrase “Future Planet” in the Fund’s name triggers Rule 35d-1 under the Investment Company Act of 1940, as amended. Please revise the Fund’s 80% policy to reflect that the Fund will invest at least 80% of its assets in the type of investment suggested by its name.

Response: The Registrant respectfully notes that it does not believe the term “Future Planet” in the Fund’s name implicates Rule 35d-1 as the term is not intended to suggest a particular type of investment or a particular industry or group of industries. See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011). The Registrant further notes that the Fund has adopted an 80% policy to invest in equity investments in U.S. and non-U.S. companies as required by the use of the term “Equity” in its name pursuant to Rule 35d-1.

4.

Comment: The “Summary—Principal Investment Strategies” section states that the Fund invests in equity investments that may include “common stock, preferred stock, warrants and other rights to acquire stock, American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”), and underlying funds (including exchange-traded funds (“ETFs”)) with similar economic exposures.” Please add corresponding risk disclosure, as needed, for the listed securities.

Response: The Fund has added “Depositary Receipts Risk” as a principal risk under the “Summary—Principal Risks of the Fund” and “Risks of the Fund” sections. Other than this revision, the Fund has reviewed and concluded that its principal risk disclosure adequately addresses the risks associated with the Fund’s expected investments.

5.

Comment: Please include “Acquired Fund Fees and Expenses” as a separate line item in the Fund’s “Annual Fund Operating Expenses” table if they are expected to exceed 1 basis point of the average net assets of the Fund, in light of the Fund’s ability to invest in other investment companies.

Response: The Fund hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

6.

Comment: Within the “Summary—Principal Investment Strategies” section, the Fund discloses that it “intends to invest in companies that the Investment Adviser believes are aligned with the key themes associated with seeking to solve environmental problems.” Please explain whether alignment with the Key Themes (as defined in the Amendment) will be considered for each investment or just some of the investments of the Fund. If the Key Themes are applicable to only some of the Fund’s investments, please explain whether the Fund may invest in issuers that score poorly in terms of environmental, social and governance (“ESG”) factors.

Response: As set forth in the Prospectus, the Fund’s principal investment strategy is expected to involve investments in companies that the Investment Adviser believes are aligned with the Key Themes. In certain cases, an investment may be generally consistent with the concepts reflected in the Key Themes, without aligning with a particular Key Theme, and/or may provide indirect exposure to companies aligned with one or more Key Themes. In addition, the Fund is permitted make investments that are not aligned with the Key Themes. However, it does not expect to do so as a principal investment strategy. For clarity, the following sentences have been added to the end of the fifth paragraph under the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus:

The Fund may also invest in securities or other instruments that do not align with a particular Key Theme but, in the Investment Adviser’s view, provide exposure to companies associated with seeking to address environmental problems. The Fund may also invest in securities or other instruments that provide indirect exposure to such companies, including ETFs. In addition, the Fund is permitted make investments that are not aligned with the Key Themes.

In addition, the following paragraph has been added after the first paragraph under the “Investment Objectives and Policies” section of the Statement of Additional Information:

As described in the Fund’s Prospectus, the Fund intends to invest in companies that the Investment Adviser believes are aligned with the key themes associated with seeking to address environmental problems, which include, but are not limited to, clean energy, resource efficiency, sustainable consumption, the circular economy and water sustainability (the “Key Themes”). The Key Themes and related areas of investment may change over time at the sole discretion of the Investment Adviser without prior notice to shareholders. In addition, the Fund is permitted make investments that are not aligned with the Key Themes.

While certain ESG factors may be integrated into the investment process used by the Investment Adviser, these factors may not be determinative in the investment decisions made by the Investment Adviser. For clarity, the “Investment Management Approach—Principal Investment Strategies—GSAM Fundamental Equity Team’s Investment Philosophy” section of the Prospectus has been revised to include the following paragraph:

When creating the investment universe, the Investment Adviser generally focuses on “what” each issuer is creating or producing and may not emphasize “how” the issuer is creating or producing services, products or technologies. Accordingly, the Investment Adviser may determine that an issuer is aligned with one or more of the Key Themes, even when the issuer’s profile reflects negative, or a mixture of positive and negative, environmental, social and governance (“ESG”) characteristics.

7.

Comment: The “Summary—Principal Investment Strategies” section states that “[t]he Key Themes and related areas of investment may change over time at the sole discretion of the Investment Adviser without prior notice to shareholders.” Please explain supplementally whether the “key themes” in the Fund’s principal investment strategies will be related to seeking to solve environmental problems.

Response: The Registrant hereby supplementally confirms that any “key themes” included in the Fund’s principal investment strategies will, in the Investment Adviser’s view, be related to seeking to address environmental problems.

8.

Comment: The “Summary—Principal Investment Strategies” section states that an investment’s alignment with the “Key Themes” is “generally assessed at or around the time of initial purchase.” Please disclose whether there will be any ongoing monitoring of a security’s alignment to the “Key Themes.”

Response: The Registrant hereby confirms that a security’s alignment to the Key Themes will generally be assessed at the time of initial purchase. The Fund will not be required to monitor on an ongoing basis or sell an investment that no longer aligns with the Key Themes subsequent to the initial purchase.

9.

Comment: The “Summary—Principal Investment Strategies” section states that the Investment Adviser’s assessment of an investment may be based on third-party research. Please disclose whether this third-party research will include third-party scoring providers such as Morningstar, Inc.

Response: The Registrant notes that while the Investment Adviser’s assessment of an investment may be based on information received from a number of sources, including third-party data and research providers, the Investment Adviser generally does not expect to make investment decisions for the Fund based solely on models or scores produced by third-party data and research providers. Accordingly, no change has been made in response to this comment.

10.

Comment: In connection with the Investment Adviser’s investment process, the “Summary—Principal Investment Strategies” section states that “[t]he Investment Adviser’s assessment may be based on company disclosure, third-party research, or subjective criteria including the Investment Adviser’s own research, forecasts and expectations based on, among other things, engagement with the companies.” Please disclose the Investment Adviser’s investment assessment process used to select the Fund’s investments.

Response: Subject to certain minor disclosure updates made since the 485(a) filing, the Registrant respectfully believes that that the Fund’s current principal investment strategies disclosure, including the “GSAM Fundamental Equity Team’s Investment Philosophy” subsection under the “Investment Management Approach—Principal Investment Strategies” section, adequately describes the Investment Adviser’s investment assessment process for the Fund. Accordingly, no change has been made in response to this comment.

11.

Comment: The “Summary—Principal Investment Strategies” section states that the “Investment Adviser employs a dynamic fundamental investment process that may integrate environmental, social and governance (“ESG”) factors with traditional fundamental factors.” Please disclose the criteria the Fund uses regarding social and governance factors.

Response: The Fund currently discloses under the “Investment Management Approach—Principal Investment Strategies” section that the ESG factors the Investment Adviser may consider in making investment decisions for the Fund include, but are not limited to, carbon intensity and emissions profiles, workplace health and safety, community impact, governance practices and stakeholder relations, employee relations, board structure, transparency and management incentives. While these ESG factors may be integrated into the investment process used by the Investment Adviser, they may not be determinative in the investment decisions made by the Investment Adviser. Further, as noted above, the Investment Adviser may determine that an issuer is aligned with one or more of the Key Themes, even when the issuer’s profile reflects negative, or a mixture of positive and negative ESG characteristics. Accordingly, no change has been made in response to this comment.

12.

Comment: The “Summary—Principal Investment Strategies” section states that the Fund “intends to have investments economically tied to at least three countries, including the United States, and may invest in the securities of issuers economically tied to emerging market countries.” Please describe how the Investment Adviser determines which countries are considered “emerging market” countries for purposes of the “economically tied” test.

Response: The Fund respectfully acknowledges the comment and notes that the “Risks of Emerging Countries” disclosure in the “Appendix A—Additional Information on Portfolio Risks, Securities and Techniques” section describes in general terms the geographical regions in which the Investment Adviser expects emerging market countries to be located. While the Investment Adviser may consider classifications by third parties, the Investment Adviser retains the ultimate discretion in making a reasonable determination whether a country is an “emerging market” country. Furthermore, in contrast to a fund that discloses a specified target allocation of its portfolio to emerging market country securities as part of its principal investment strategies, the Fund does not believe it is necessary to disclose with specificity the Fund’s criteria for determining what constitutes an emerging market country. Accordingly, no change has been made in response to this comment.

13.	Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Fund believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Fund respectfully notes that the following disclosure is included at the beginning of the “Summary—Principal Risks of the Fund” section:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

14.

Comment: The “Issuer Concentration Risk” under the “Summary—Principal Risks of the Fund” section states that “[t]he Fund intends to invest in up to approximately 60 companies.” Please relocate this disclosure to the “Summary—Principal Investment Strategies” section.

Response: The Registrant notes that the Fund’s “Issuer Concentration Risk” has been revised to remove this disclosure. Accordingly, no further change has been made in response to this comment.

15.	Comment: Please consider how our comments above may apply to similar disclosures responsive to Item 9 of Form N-1A in the Fund’s Prospectus and revise throughout.

Response: We acknowledge the comment and have addressed it accordingly.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.

Stephanie A. Capistron, Dechert LLP

Exhibit A

Response 2

Fees and Expenses of the Fund

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$77	$240